EXHIBIT 99.1

Aleafia Health Expands Outdoor Cannabis Facility by Additional 60 Acres with Property Acquisition

  New property cost $1.2 million and is directly adjacent to current Port Perry Outdoor Grow facility
  Company subsidiary, Emblem, also closes sale of unused Brant, Ont. property for $8.2 million in net cash

TORONTO, Sept. 04, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”)’s wholly owned subsidiary, Aleafia Farms Inc., has acquired the farmland directly adjacent to its Port Perry Outdoor Grow facility. The purchase will allow the Company to commence its Outdoor Grow Phase II expansion, adding an additional 60 acres of cannabis cultivation area, for a total of 86 acres. The transaction closed on September 3, 2019, with a cash purchase price of $1.2 million.

WATCH: AERIAL VIDEO OF ALEAFIA HEALTH’S OUTDOOR FACILITY

Following closing, the Company will commence the process of having the new property’s address amalgamated with the current Port Perry address. This would allow Aleafia Farms to request an amendment to its existing Health Canada licence, rather than applying for an entirely new Cultivation Licence. The Outdoor Grow Phase II buildout will also commence in September, with the intention of submitting a full evidence package to Health Canada in late 2019, demonstrating that the site is in a grow-ready state.

OUTDOOR GROW PHASE II EXPANSION HIGHLIGHTS

Upon receipt of requisite regulatory approvals, the acquisition will:

  Increase outdoor cannabis cultivation area from 26 to 86 acres
  Leverage existing buildings on-site for conversion to cannabis drying rooms and staff accommodations
  Benefit from significant economies of scale and streamlined regulatory process compared to the building of an entirely new facility
  Positive local economic impact, through the continued hiring of regionally based contractors and labour

COMPANY COMPLETES SALE OF UNUSED PARIS ROAD PROPERTY

In addition, the Company’s wholly owned subsidiary, Emblem Corp., has completed the sale of an unused 43-acre property, located at 539 Paris Road in Brant for net cash proceeds of $8.2 million. The transaction closed on August 28, 2019.

“We are delighted to build on the success of our 2019 outdoor cannabis crop to date and significantly expand our low-cost production operations for next year. Being one of a handful of LPs to operate an outdoor facility this year has positioned us well for a major expansion in 2020,” said Aleafia Health CEO Geoffrey Benic. “These two transactions demonstrate a strong allocation of capital and fiscal prudence. With an additional $7 million cash on hand and 60 new acres of low-cost cultivation area, we are well positioned for sustained future growth.”

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP Investor Relations
1-833-TSX-ALEF (879-2533)
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities, two of which are licensed and operational including the first large-scale, operational outdoor cultivation facility in Canadian history. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators and has international operations in three continents.

Innovation is at the heart of Aleafia Health competitive advantage. The Company maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness-specific product development and its highly differentiated education platform FoliEdge Academy. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange prior to graduation to the TSX.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks contained in the Company’s annual information form filed with Canadian securities regulators available on the Company’s SEDAR profile at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake any obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/50ae78f3-aa61-4f9f-84cd-c043b2a4de8b